                            FORM 4

/  /  Check this box if no longer
      subject to Section 16.
      Form 4 or Form 5 obligations
      may continue.  See instruction 1(b).

               U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

               Filed pursuant to Section 16(a) of the
               Securities Exchange Act of 1934, Section
     17(a) of the Public Utility Holding Company Act of 1935 or
          Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
     Cadigan             John              D.
-------------------------------------------------------
    (Last)              (First)           (Middle)

    18207 Sunset Way
-------------------------------------------------------
                   (Street)

    Edmonds               WA                98026
-------------------------------------------------------
    (City)              (State)           (Zip)


2.  Issuer Name and Ticker or Trading Symbol
      PENN VIRGINIA CORPORATION (PVA)


3.  Statement for Month/Year
    April 1999


4.  If Amendment, Date of Original (Month/Year)


5.  Relationship of Reporting Person to Issuer
    (Check if applicable)

    __X__ Director                    _____ 10% Owner
    _____ Officer (Give title below)  _____ Other (specify below)

    _________________________________


6.  Individual or Joint/Group Filing
    (Check applicable line)
    __X_  Form filed by one Reporting Person
    ____  Form filed by more than one Reporting Person



Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

                                                   3. Transaction
                                   2. Transaction        Code
                                         Date         -----------
1. Title of Security                  (Mo/Day/Yr)     Code     V
----------------------------          -----------     ----    ---
Common Stock, $6.25 par value         4/29/99         J<F1>
Common Stock, $6.25 par value         4/29/99         J<F1>
Common Stock, $6.25 par value         4/29/99         J<F1>
Common Stock, $6.25 par value         4/29/99         J<F1>


                               4. Securities Acquired (A)
                                     or Disposed of (D)
                                  ---------------------------
                                           (A) or
1. Title of Security              Amount     (D)    Price
----------------------------     ------   -------  --------
Common Stock, $6.25 par value     4,000      D      N/A
Common Stock, $6.25 par value       134      D      N/A
Common Stock, $6.25 par value       160      D      N/A
Common Stock, $6.25 par value     5,000      D      N/A

                                                     6. Ownership
                                   5. Amount of         Form
                                      Securities        Direct
                                      Beneficially      (D) or
                                      Owned at          Indirect
1. Title of Security                  End of Month      (I)
----------------------------          ------------      ---------
Common Stock, $6.25 par value                           I
Common Stock, $6.25 par value                           I
Common Stock, $6.25 par value                           I
Common Stock, $6.25 par value         40,075            <F2>


                                   7. Nature of
                                      Indirect
                                      Beneficial
1. Title of Security                  Ownership
----------------------------          ----------
Common Stock, $6.25 par value         <F1>
Common Stock, $6.25 par value         <F1>
Common Stock, $6.25 par value         <F1>
Common Stock, $6.25 par value         <F2>


Table II -- Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                             2. Conversion or
                                Exercise Price    3. Transaction
1. Title of Derivative          of Derivative        Date
       Security                 Security             (Mo/Day/Yr)
-----------------------------   ------------------   ------------
None                            ---                  ---

                                                  5.  Number of
                                                      Derivatives
                                                      Securities
                                                      Acquired
                                                      (A) or
                                                      Disposed
                             4. Transaction Code      of (D)
1. Title of Derivative          ------------------    -----------
       Security                 Code          V       (A)   (D)
-----------------------------   ---------   ------    ----- -----
None                            ---         ---       ---   ---

                              6. Date Exer-
                                 ciasable and
                                 Expiration
                                 Date
                                 (Mo/Day/Yr)
                                 ------------------
                                 Date     Expira-
1. Title of Derivative           Exer-    tion
       Security                  cisable  Date
-----------------------------    -------  --------
None                             ---      ---

                               7. Title and Amount of
                                  Underlying Securities
                                  -------------------------------
1. Title of Derivative                           Amount or Number
      Security                    Title          of Shares
-----------------------------    --------------- ----------------
None                             ---             ---

                                                9.  Number of
                                                    Derivative
                                                    Securities
                                                    Beneficially
                               8. Price of          Owned at
1. Title of Derivative            Derivative        End of
       Security                   Security          Month
-----------------------------     ----------------  ------------
None                              ---               ---

                              10. Ownership
                                  Form of
                                  Derivative       11. Nature of
                                  Security             Indirect
1. Title of Derivative            Direct (D)           Beneficial
       Security                   or Indirect (I)      Ownership
-----------------------------    ------------------    ----------
None                             ---                   ---

Explanation of Responses.

[FN]
<F1> These securities were held by Campbell Investment Company, Rio
     Petrol, Inc. and certain other entities or in accounts with respect to which Reporting Person previously had shared investment power. As of April 29, 1999, Reporting Person no longer has such shared investment power.

<F2> Includes shares held directly by Reporting Person as well as shares held (a) in Reporting Person's Keogh Account or IRA, (b) by Cadigan Corp. and (c) other accounts with respect to which Reporting Person shares voting or investment power and has a pecuniary interest.

Intentional misstatements or
omissions of facts constitute
Federal Criminal Violations.


   John D. Cadigan                            May 10, 1999
-----------------------------               -----------------
Signature of Reporting Person                    Date


By: /s/ Nancy M. Snyder
    ------------------------
    Nancy M. Snyder
    General Counsel and Corporate Secretary
    Authorized Signer